ITEM 77M
MERGERS



Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a preliminary
Registration Statement on form N-14 (SEC File No. 333-39636) was filed on June 19, 2000. This filing relates to an Agreement and Plan of Reorganization between IAI Bond Fund (IAI Fund), a series of IAI Investment Funds I, Inc. and Federated Investment Series Funds, Inc. (Federated Bond Fund), whereby Federated Bond Fund acquired all of the assets and assumed certain liabilities of the IAI Fund in exchange for Class A Shares Federated Bond Fund to be distributed pro rata by the IAI Fund to its shareholders in complete liquidation and termination of the IAI Fund. As a result of the Special Meeting of the IAI Fund shareholders held on September 8, 2000, each shareholder of the IAI Fund became the owner of Federated Bond Fund Class A Shares, having a total net asset value equal to the total net asset value of his or her holdings in the IAI Fund on the date of the Reorganization.


The Agreement and Plan of Reorganization providing for the transfer of the assets of the IAI Fund to Federated Bond Fund was approved by the IAI Fund Board of Directors at a meeting held on June 12, 2000.


The Agreement and Plan of Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/ Proxy Statement filed with the Securities and Exchange Commission
July 31, 2000. (File No. 333-39636)






Current as of:  8/18/94